Exhibit 99.1

Vermilion Energy Inc. Announces 2014 Year-End Summary Reserves and Resource Information

CALGARY, Feb. 27, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce summary 2014 year-end reserves and resource information.  The estimates of reserves and resources and other oil and gas information contained in this news release has been estimated by GLJ Petroleum Consultants Ltd. ("GLJ") and prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH"). For additional information about Vermilion, including Vermilion's statement of reserves data and other information in Form 51-101F1, report on reserves data by independent qualified reserves evaluator or auditor in Form 51-101F2 and report of management and directors on oil and gas disclosure in Form 51-101F3, please review the Company's Annual Information Form for the year ended December 31, 2014, to be filed on March 6, 2015 and available on SEDAR at www.sedar.com and on the SEC's EDGAR system at www.sec.gov.

HIGHLIGHTS

•	Total proved ("1P") reserves increased 17% to 151.5 mmboe(1), while total proved plus probable ("2P") reserves increased 24% to 246.9 mmboe(1). This represents year-over-year 1P and 2P per share reserves growth of 12% and 18%, respectively.
•	Finding and Development ("F&D") and Finding, Development and Acquisition ("FD&A") costs, including Future Development Capital ("FDC") for 2014 on a 2P basis were $17.37/boe and $22.38/boe, resulting in Recycle Ratios of 3.2 and 2.5, respectively. Similarly, our three-year F&D and FD&A, including FDC, on a 2P basis were $19.26/boe and $20.83/boe, respectively.

•	In 2014, we added 66.5 mmboe of 2P reserves with 37.7 mmboe (57%) of additions coming from exploration and development ("E&D") activities and 28.8 mmboe (43%) of additions through acquisitions. This represents production replacement at the 2P level of 208% through E&D related activities and 367% including acquisitions. At a 1P level, we replaced 125% and 225% of 2014 production, respectively.
•	Our independent GLJ 2014 Resource Assessment(1) indicates low, best, and high estimates for contingent resources of 103.1(1) mmboe, 293.4(1) mmboe, and 408.0(1) mmboe, an increase of 39%, 26% and 16%, respectively, compared to our GLJ 2013 Resource Assessment(2). Prospective resources were assessed at low, best and high estimates of 308.3(1) mmboe, 601.6(1) mmboe, and 900.3(1) mmboe, an increase of 419%, 21%, and 10%, respectively versus our GLJ 2013 Resource Assessment. Importantly, the GLJ 2014 Resource Assessment reflects a significant increase in even the most conservative "Low Estimate" for both contingent and prospective resources in Canada, as well as incremental increases across our European asset base.
•	At year-end 2014, 2P reserves were comprised of 30% Brent-based light crude, 18% Canadian-based light crude, 10% natural gas liquids, 20% European natural gas and 22% Canadian natural gas.
•	Reserve life index for 2P reserves increased to 13.6 years for year-end 2014 reserves based on annualized Q4 2014 production, compared to 13.3 years at year-end 2013. Year-end 2014 reserve life index for 1P reserves was 8.4 years, as compared to 8.6 years at year-end 2013.
•	Following on our successful 2013 program, our 2014 drilling activity resulted in an additional 22 (16.8 net) undeveloped wells booked at the 2P level in the Mannville liquids-rich gas play in Alberta, with average reserves of approximately 790 mboe/well.
•	The successful drilling of Deblinghausen Z7 well in Germany added 1.3 mmboe of 2P reserves for Vermilion's 25% working interest.
•	Our Diever-2 discovery in the Netherlands added 1.3 mmboe of 2P reserves for Vermilion's 33.1% working interest (projected average interest over well life).
(1)	Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2014 (the "GLJ 2014 Resource Assessment")
(2)	Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2013 (the "GLJ 2013 Resource Assessment")

DISCLAIMER

Certain statements included or incorporated by reference in this news release may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this news release may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources and prospective resources;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding the Company's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in the annual information form of the Company for the year ended December 31, 2014 or in the Company's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

RESERVES, FUTURE NET REVENUE AND OTHER OIL AND GAS INFORMATION

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ, independent petroleum engineering consultants in Calgary in a report dated February 6, 2015 with an effective date of December 31, 2014 (the "GLJ 2014 Reserves Evaluation").  The GLJ 2014 Reserves Evaluation was prepared in accordance with National Instrument 51-101 and COGEH.

Reserves and other oil and gas information in this news release is effective December 31, 2014 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations.  Future net production revenues estimated by the GLJ 2014 Reserves Evaluation do not represent the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ 2014 Reserve Evaluation.  There is no assurance that the future price and cost assumptions used in the GLJ 2014 Reserves Evaluation will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Germany, Ireland, the Netherlands and the United States are established using deterministic methodology.  Total proved reserves are established at the 90 percent probability (P90) level.  There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves.  Total proved plus probable reserves are established at the 50 percent probability (P50) level.  There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

Estimates of reserves have been made assuming that development of each property, in respect of which estimates have been made, will occur without regard to the availability of funding required for that development.

With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Pricing used in the forecast price estimates is set forth in the table below and referenced in the notes to subsequent tables.

Table 1: Forecast Prices used in Estimates (1)

					Natural Gas	Natural Gas	Natural Gas	Inflation	Exchange	Exchange
	Light and Medium Crude Oil			Crude Oil	Canada	Europe	Liquids	Rate	Rate	Rate
	WTI	Edmonton	Cromer	Brent Blend		National Balancing
	Cushing	Par Price	Medium	FOB	AECO	Point	FOB
	Oklahoma	40˚ API	29.3˚ API	North Sea	Gas Price	(UK)	Field Gate	Percent
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/MMBtu)	($US/MMBtu)	($Cdn/bbl)	Per Year	($US/$Cdn)	(EUR/$Cdn)
2014	93.06	94.77	89.86	99.89	4.52	8.26	72.59	2.0	0.905	1.467
Forecast
2015	62.50	64.71	61.47	67.50	3.31	7.50	38.13	2.0	0.850	1.450
2016	75.00	80.00	76.00	82.50	3.77	8.25	47.68	2.0	0.875	1.450
2017	80.00	85.71	81.43	87.50	4.02	8.75	52.15	2.0	0.875	1.450
2018	85.00	91.43	86.86	90.00	4.27	9.00	55.62	2.0	0.875	1.450
2019	90.00	97.14	92.29	95.00	4.53	9.50	59.10	2.0	0.875	1.450
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.875	1.450

Note:
(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

All forecast prices in the table above are provided by GLJ.  For 2014, the price of Vermilion's natural gas in the Netherlands was based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity purchases all natural gas produced by Vermilion in the Netherlands.  The price of Vermilion's natural gas in Germany is based on the TTF month-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees.  The benchmark price for Australia and France crude oil was Dated Brent. The benchmark price for Canadian crude oil was Edmonton Par and Canadian natural gas was priced against AECO.  For the year ended December 31, 2014, the average realized sales prices before hedging were $113.80 per bbl (Australia), $8.70 per Mcf (Netherlands), $7.67 per Mcf (Germany), $105.43 per bbl (France) for Brent-based crude oil, $74.08 per bbl (United States) for WTI, $88.98 per bbl for Canadian-based crude oil and NGLs and $4.53 per Mcf for Canadian natural gas.

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2014:

Table 2: Capital Costs Incurred

	Acquisition Costs
	Proved	Unproved	Exploration	Development	Total
(M$)	Properties	Properties	Costs	Costs	Costs
Australia	-	-	-	44,283	44,283
Canada	249,485	168,334	45,157	291,046	754,022
France	-	-	11,833	136,019	147,852
Germany	156,806	16,065	-	2,747	175,618
Ireland	-	-	-	94,439	94,439
Netherlands	-	-	12,045	49,695	61,740
United States	11,175	-	-	460	11,635
Total	417,466	184,399	69,035	618,689	1,289,589

The following table sets forth the reserve life index based on total proved and proved plus probable reserve and fourth quarter 2014 production of 49,571 boe/d.

Table 3: Reserve Life Index

Commodity	Production	Reserve Life Index (years)
	Fourth Quarter 2014	Total Proved	Proved Plus Probable
Oil and natural gas liquids (bbl/d)	31,668	7.8	12.4
Natural gas (mmcf/d)	107.42	9.5	15.9
Oil Equivalent (boe/d)	49,571	8.4	13.6

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.  For Canada, the tables following include Alberta gas cost allowance.

The following tables may not total due to rounding.

Table 4: Oil and Gas Reserves - Based on Forecast Prices and Costs (1)

	Light and Medium Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE	BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (3) (5) (6)
Australia	10,434	10,434	-	-	-	-	-	-	10,434	10,434
Canada	16,174	13,206	10	9	94,264	85,967	5,150	3,804	37,046	31,347
France	31,650	29,431	-	-	9,875	9,430	-	-	33,297	31,003
Germany	-	-	-	-	29,432	25,245	-	-	4,905	4,208
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	14,123	13,450	28	25	2,382	2,267
United States	165	137	-	-	61	51	2	2	177	148
Total Proved Developed Producing	58,423	53,208	10	9	147,755	134,143	5,180	3,831	88,241	79,407
Proved Developed Non-Producing (3) (5) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	1,227	1,099	-	-	12,561	11,248	476	322	3,797	3,296
France	977	874	-	-	-	-	-	-	977	874
Germany	-	-	-	-	10,324	8,806	-	-	1,721	1,468
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	17,863	17,863	16	16	2,993	2,993
United States	-	-	-	-	-	-	-	-	-	-
Total Proved Developed Non-Producing	2,204	1,973	-	-	40,748	37,917	492	338	9,488	8,631
Proved Undeveloped (3) (8)
Australia	2,100	2,100	-	-	-	-	-	-	2,100	2,100
Canada	10,077	8,789	-	-	70,589	64,886	7,924	6,542	29,766	26,145
France	2,975	2,780	-	-	-	-	-	-	2,975	2,780
Germany	-	-	-	-	502	(39)	-	-	84	(7)
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	5,169	2,584	10	5	872	436
United States	284	234	-	-	182	150	8	6	322	265
Total Proved Undeveloped	15,436	13,903	-	-	182,373	173,512	7,942	6,553	53,774	49,374
Proved (3)
Australia	12,534	12,534	-	-	-	-	-	-	12,534	12,534
Canada	27,478	23,094	10	9	177,414	162,101	13,550	10,668	70,609	60,788
France	35,602	33,085	-	-	9,875	9,430	-	-	37,249	34,657
Germany	-	-	-	-	40,258	34,012	-	-	6,710	5,669
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	37,155	33,897	54	46	6,246	5,696
United States	449	371	-	-	243	201	10	8	500	413
Total Proved	76,063	69,084	10	9	370,876	345,572	13,614	10,722	151,502	137,412
Probable (4)
Australia	5,449	5,449	-	-	-	-	-	-	5,449	5,449
Canada	14,797	12,175	2	2	141,032	126,232	11,331	8,689	49,635	41,905
France	20,288	18,848	-	-	2,582	2,465	-	-	20,719	19,259
Germany	-	-	-	-	21,301	17,816	-	-	3,550	2,969
Ireland	-	-	-	-	38,707	38,707	-	-	6,451	6,451
Netherlands	-	-	-	-	47,076	41,987	103	85	7,949	7,083
United States	1,338	1,104	-	-	1,402	1,159	58	48	1,630	1,345
Total Probable	41,872	37,576	2	2	252,100	228,366	11,492	8,822	95,383	84,461
Proved Plus Probable (3) (4)
Australia	17,983	17,983	-	-	-	-	-	-	17,983	17,983
Canada	42,275	35,269	12	11	318,446	288,333	24,881	19,357	120,244	102,693
France	55,890	51,933	-	-	12,457	11,895	-	-	57,967	53,916
Germany	-	-	-	-	61,559	51,828	-	-	10,260	8,638
Ireland	-	-	-	-	144,638	144,638	-	-	24,106	24,106
Netherlands	-	-	-	-	84,231	75,884	157	131	14,195	12,779
United States	1,787	1,475	-	-	1,645	1,360	68	56	2,129	1,758
Total Proved Plus Probable	117,935	106,660	12	11	622,976	573,938	25,106	19,544	246,884	221,873

Notes:
(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion.
"Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Table 5: Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	291,164	263,104	239,218	218,979	201,803	280,825	242,543	213,082	189,932	171,394
Canada	1,262,154	972,328	790,894	668,312	580,565	1,262,155	972,328	790,895	668,312	580,565
France	2,054,566	1,447,105	1,120,222	918,238	781,399	1,655,535	1,184,551	921,918	755,890	641,911
Germany	104,703	88,743	76,967	68,031	61,063	104,703	88,743	76,967	68,031	61,063
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	44,934	46,660	46,565	45,756	44,670	44,726	46,457	46,366	45,563	44,480
United States	8,235	6,662	5,619	4,885	4,343	8,235	6,662	5,619	4,885	4,343
Total Proved Developed Producing	3,765,756	2,824,602	2,279,485	1,924,201	1,673,843	3,356,179	2,541,284	2,054,847	1,732,613	1,503,756
Proved Developed Non-Producing (2) (4) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	101,096	72,953	56,758	46,332	39,099	54,946	50,000	44,899	39,996	35,611
France	57,393	38,340	27,990	21,760	17,681	37,650	24,928	18,020	13,868	11,154
Germany	46,636	32,713	23,976	18,295	14,442	46,636	32,713	23,976	18,295	14,442
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	61,915	45,630	34,900	27,543	22,322	60,340	44,093	33,399	26,075	20,884
United States	-	-	-	-	-	-	-	-	-	-
Total Proved Developed Non-Producing	267,040	189,636	143,624	113,930	93,544	199,572	151,734	120,294	98,234	82,091
Proved Undeveloped (2) (7)
Australia	71,575	47,975	31,079	18,724	9,524	25,361	12,037	2,650	(4,084)	(8,989)
Canada	681,560	465,275	327,825	235,860	171,712	508,412	345,509	242,605	173,718	125,419
France	197,047	145,815	109,125	83,358	64,840	128,782	92,384	66,709	48,918	36,283
Germany	831	1,201	991	566	125	831	1,201	991	566	125
Ireland	774,335	642,348	534,368	451,049	387,017	774,335	642,348	534,368	451,049	387,017
Netherlands	14,875	12,536	10,658	9,129	7,868	14,704	12,369	10,495	8,969	7,712
United States	8,855	4,795	2,502	1,084	141	7,367	3,917	1,939	696	(139)
Total Proved Undeveloped	1,749,078	1,319,945	1,016,548	799,770	641,227	1,459,792	1,109,765	859,757	679,832	547,428
Proved (2)
Australia	362,739	311,079	270,297	237,703	211,327	306,187	254,580	215,732	185,848	162,405
Canada	2,044,810	1,510,556	1,175,477	950,504	791,376	1,825,513	1,367,837	1,078,399	882,026	741,595
France	2,309,006	1,631,260	1,257,337	1,023,356	863,920	1,821,967	1,301,863	1,006,647	818,676	689,348
Germany	152,170	122,657	101,934	86,892	75,630	152,170	122,657	101,934	86,892	75,630
Ireland	774,335	642,348	534,368	451,049	387,017	774,335	642,348	534,368	451,049	387,017
Netherlands	121,724	104,826	92,123	82,428	74,860	119,770	102,919	90,260	80,607	73,076
United States	17,090	11,457	8,121	5,969	4,484	15,602	10,579	7,558	5,581	4,204
Total Proved	5,781,874	4,334,183	3,439,657	2,837,901	2,408,614	5,015,544	3,802,783	3,034,898	2,510,679	2,133,275
Probable (3)
Australia	344,309	273,659	222,624	185,158	157,114	196,770	151,343	119,726	97,200	80,756
Canada	1,473,018	920,352	628,307	455,987	345,800	1,102,943	680,073	458,267	328,291	245,822
France	1,561,454	867,399	562,195	397,231	296,268	1,022,105	555,401	349,205	238,204	170,866
Germany	95,306	62,229	43,077	31,263	23,563	85,929	56,977	39,975	29,351	22,344
Ireland	430,350	269,590	183,438	133,486	102,376	430,350	269,590	183,438	133,486	102,376
Netherlands	302,536	222,307	172,861	140,087	117,110	259,231	184,444	138,913	109,209	88,748
United States	68,675	36,091	21,316	13,434	8,723	46,431	23,501	12,945	7,264	3,865
Total Probable	4,275,648	2,651,627	1,833,818	1,356,646	1,050,954	3,143,759	1,921,329	1,302,469	943,005	714,777
Proved Plus Probable (2) (3)
Australia	707,048	584,738	492,921	422,861	368,441	502,957	405,923	335,458	283,048	243,161
Canada	3,517,828	2,430,908	1,803,784	1,406,491	1,137,176	2,928,456	2,047,910	1,536,666	1,210,317	987,417
France	3,870,460	2,498,659	1,819,532	1,420,587	1,160,188	2,844,072	1,857,264	1,355,852	1,056,880	860,214
Germany	247,476	184,886	145,011	118,155	99,193	238,099	179,634	141,909	116,243	97,974
Ireland	1,204,685	911,938	717,806	584,535	489,393	1,204,685	911,938	717,806	584,535	489,393
Netherlands	424,260	327,133	264,984	222,515	191,970	379,001	287,363	229,173	189,816	161,824
United States	85,765	47,548	29,437	19,403	13,207	62,033	34,080	20,503	12,845	8,069
Total Proved Plus Probable	10,057,522	6,985,810	5,273,475	4,194,547	3,459,568	8,159,303	5,724,112	4,337,367	3,453,684	2,848,052

Notes:
(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Table 6: Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before	Future	After
(M$)	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Income Taxes	Income Taxes
Proved (2)
Australia	1,360,391	-	712,428	245,532	39,691	362,740	56,553	306,187
Canada	4,302,228	648,056	1,026,393	534,106	48,863	2,044,810	219,297	1,825,513
France	3,982,049	279,641	1,083,549	124,021	185,833	2,309,005	487,038	1,821,967
Germany	374,000	57,252	147,030	8,056	9,492	152,170	-	152,170
Ireland	1,149,786	-	218,436	89,042	67,973	774,335	-	774,335
Netherlands	378,250	32,084	135,382	44,893	44,167	121,724	1,954	119,770
United States	43,127	11,043	6,605	8,190	199	17,090	1,488	15,602
Total Proved	11,589,831	1,028,076	3,329,823	1,053,840	396,218	5,781,874	766,330	5,015,544
Proved Plus Probable (2) (3)
Australia	2,035,436	-	1,039,962	245,532	42,893	707,049	204,092	502,957
Canada	7,407,493	1,181,971	1,715,243	931,517	60,935	3,517,827	589,371	2,928,456
France	6,504,904	456,374	1,596,847	342,728	238,496	3,870,459	1,026,387	2,844,072
Germany	598,427	93,266	234,697	12,180	10,808	247,476	9,377	238,099
Ireland	1,656,494	-	294,794	89,042	67,973	1,204,685	-	1,204,685
Netherlands	918,290	90,017	262,155	87,177	54,681	424,260	45,259	379,001
United States	198,397	50,816	26,673	34,589	554	85,765	23,732	62,033
Total Proved Plus Probable	19,319,441	1,872,444	5,170,371	1,742,765	476,340	10,057,521	1,898,218	8,159,303

Notes:
(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Table 7: Future Net Revenue by Production Group Based on Forecast Prices and Costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light and medium crude oil (3)	1,993,508	33.44
Heavy Oil (3)	197	14.45
Natural gas (4)	278,281	15.12
Shale Gas	6,234	17.02
Coal Bed Methane	1,265	1.26
Total Proved Developed Producing	2,279,485	28.71
Proved Developed Non-Producing
Light and medium crude oil (3)	55,301	26.31
Heavy Oil (3)	-	-
Natural gas (4)	84,921	14.46
Shale Gas	-	-
Coal Bed Methane	3,402	5.19
Total Proved Developed Non-Producing	143,624	16.64
Proved Undeveloped
Light and medium crude oil (3)	338,689	18.97
Heavy Oil (3)	-	-
Natural gas (4)	671,645	22.60
Shale Gas	-	-
Coal Bed Methane	6,214	3.44
Total Proved Undeveloped	1,016,548	20.59
Proved
Light and medium crude oil (3)	2,387,498	29.76
Heavy Oil (3)	197	14.22
Natural gas (4)	1,034,847	19.52
Shale Gas	6,234	16.75
Coal Bed Methane	10,881	3.22
Total Proved	3,439,657	25.03
Probable
Light and medium crude oil (3)	1,192,527	27.46
Heavy Oil (3)	107	24.80
Natural gas (4)	632,758	16.07
Shale Gas	1,912	18.54
Coal Bed Methane	6,514	4.15
Total Probable	1,833,818	21.71
Proved Plus Probable
Light and medium crude oil (3)	3,580,025	28.97
Heavy Oil (3)	304	16.75
Natural gas (4)	1,667,605	18.04
Shale Gas	8,146	17.24
Coal Bed Methane	17,395	3.50
Total Proved Plus Probable	5,273,475	23.77

Notes:
(1)	The pricing assumptions used in the GLJ 2014 Reserves Evaluation with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation.
GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific production group have been allocated proportionately to production groups.  Unit values are based on Company Net Reserves.  Net present values of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2014 compared to such reserves as at December 31, 2013.

Table 8: Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs (3)

AUSTRALIA	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	14,024	5,439	19,463	14,024	5,439	19,463	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	900	(900)	-	900	(900)	-	-	-	-	-	-	-
Technical Revisions	8	910	918	8	910	918	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,398)	-	(2,398)	(2,398)	-	(2,398)	-	-	-	-	-	-
At December 31, 2014	12,534	5,449	17,983	12,534	5,449	17,983	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	14,024	5,439	19,463
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	900	(900)	-
Technical Revisions	-	-	-	-	-	-	-	-	-	8	910	918
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(2,398)	-	(2,398)
At December 31, 2014	-	-	-	-	-	-	-	-	-	12,534	5,449	17,983

CANADA	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	20,863	10,453	31,316	20,850	10,450	31,300	13	3	16	8,167	5,685	13,852
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	2,105	2,013	4,118	2,105	2,013	4,118	-	-	-	2,654	2,889	5,543
Technical Revisions	1,544	(1,950)	(406)	1,543	(1,949)	(406)	1	(1)	-	2,368	1,970	4,338
Acquisitions	7,081	4,283	11,364	7,081	4,283	11,364	-	-	-	1,265	787	2,052
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(4,105)	-	(4,105)	(4,101)	-	(4,101)	(4)	-	(4)	(904)	-	(904)
At December 31, 2014	27,488	14,799	42,287	27,478	14,797	42,275	10	2	12	13,550	11,331	24,881
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	154,961	90,663	245,624	131,058	80,536	211,594	23,903	10,127	34,030	54,857	31,249	86,105
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	28,466	47,945	76,411	26,811	47,525	74,336	1,656	420	2,076	9,503	12,893	22,396
Technical Revisions	2,716	(4,631)	(1,915)	1,296	(4,536)	(3,240)	1,420	(95)	1,325	4,365	(752)	3,613
Acquisitions	11,589	7,055	18,644	11,589	7,055	18,644	-	-	-	10,278	6,246	16,524
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(20,318)	-	(20,318)	(17,191)	-	(17,191)	(3,127)	-	(3,127)	(8,395)	-	(8,395)
At December 31, 2014	177,414	141,032	318,446	153,563	130,580	284,143	23,852	10,452	34,304	70,608	49,635	120,243

FRANCE	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	34,391	18,394	52,785	34,391	18,394	52,785	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,049	2,195	3,244	1,049	2,195	3,244	-	-	-	-	-	-
Technical Revisions	4,181	(301)	3,880	4,181	(301)	3,880	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(4,019)	-	(4,019)	(4,019)	-	(4,019)	-	-	-	-	-	-
At December 31, 2014	35,602	20,288	55,890	35,602	20,288	55,890	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	11,031	3,269	14,300	11,031	3,269	14,300	-	-	-	36,230	18,939	55,168
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	1,049	2,195	3,244
Technical Revisions	(1,156)	(687)	(1,843)	(1,156)	(687)	(1,843)	-	-	-	3,989	(415)	3,574
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(4,019)	-	(4,019)
At December 31, 2014	9,875	2,582	12,457	9,875	2,582	12,457	-	-	-	37,249	20,719	57,967

GERMANY	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	2,784	3,856	6,640	2,784	3,856	6,640	-	-	-	464	643	1,107
Technical Revisions	21	6	27	21	6	27	-	-	-	4	1	5
Acquisitions	42,923	17,439	60,362	42,923	17,439	60,362	-	-	-	7,154	2,906	10,060
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(5,470)	-	(5,470)	(5,470)	-	(5,470)	-	-	-	(912)	-	(912)
At December 31, 2014	40,258	21,301	61,559	40,258	21,301	61,559	-	-	-	6,710	3,550	10,260

IRELAND	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	17,655	6,451	24,106
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	17,655	6,451	24,106

NETHERLANDS	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	61	99	160
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	14	9	23
Technical Revisions	-	-	-	-	-	-	-	-	-	7	(5)	2
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(28)	-	(28)
At December 31, 2014	-	-	-	-	-	-	-	-	-	54	103	157
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	36,750	44,592	81,342	36,750	44,592	81,342	-	-	-	6,186	7,531	13,717
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	6,741	4,950	11,691	6,741	4,950	11,691	-	-	-	1,138	834	1,972
Technical Revisions	7,606	(2,466)	5,140	7,606	(2,466)	5,140	-	-	-	1,275	(416)	859
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(13,942)	-	(13,942)	(13,942)	-	(13,942)	-	-	-	(2,352)	-	(2,352)
At December 31, 2014	37,155	47,076	84,231	37,155	47,076	84,231	-	-	-	6,247	7,949	14,196

UNITED STATES	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	477	1,340	1,817	477	1,340	1,817	-	-	-	12	66	78
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(10)	(2)	(12)	(10)	(2)	(12)	-	-	-	(2)	(8)	(10)
Production	(18)	-	(18)	(18)	-	(18)	-	-	-	-	-	-
At December 31, 2014	449	1,338	1,787	449	1,338	1,787	-	-	-	10	58	68
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	297	1,605	1,902	297	1,605	1,902	-	-	-	539	1,674	2,212
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(54)	(203)	(257)	(54)	(203)	(257)	-	-	-	(21)	(44)	(65)
Production	-	-	-	-	-	-	-	-	-	(18)	-	(18)
At December 31, 2014	243	1,402	1,645	243	1,402	1,645	-	-	-	500	1,630	2,129

TOTAL COMPANY	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	69,278	34,286	103,564	69,265	34,283	103,548	13	3	16	8,228	5,784	14,012
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	4,054	3,308	7,362	4,054	3,308	7,362	-	-	-	2,668	2,898	5,566
Technical Revisions	5,733	(1,341)	4,392	5,732	(1,340)	4,392	1	(1)	-	2,375	1,965	4,340
Acquisitions	7,558	5,623	13,181	7,558	5,623	13,181	-	-	-	1,277	853	2,130
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(10)	(2)	(12)	(10)	(2)	(12)	-	-	-	(2)	(8)	(10)
Production	(10,540)	-	(10,540)	(10,536)	-	(10,536)	(4)	-	(4)	(932)	-	(932)
At December 31, 2014	76,073	41,874	117,947	76,063	41,872	117,935	10	2	12	13,614	11,492	25,106
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	308,673	177,231	485,904	284,770	167,104	451,874	23,903	10,127	34,030	128,952	69,609	198,559
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	37,991	56,751	94,742	36,336	56,331	92,667	1,656	420	2,076	13,054	15,665	28,719
Technical Revisions	9,187	(7,778)	1,409	7,767	(7,683)	84	1,420	(95)	1,325	9,640	(672)	8,969
Acquisitions	54,809	26,099	80,908	54,809	26,099	80,908	-	-	-	17,971	10,825	28,796
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(54)	(203)	(257)	(54)	(203)	(257)	-	-	-	(21)	(44)	(65)
Production	(39,730)	-	(39,730)	(36,603)	-	(36,603)	(3,127)	-	(3,127)	(18,094)	-	(18,094)
At December 31, 2014	370,876	252,100	622,976	347,025	241,648	588,673	23,852	10,452	34,304	151,502	95,383	246,884

Notes:
(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See "Forecast Prices used in Estimates". The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

Table 9: Future Development Costs(1)

	Total Proved	Total Proved Plus Probable
(M$)	Estimated Using Forecast Prices and Costs	Estimated Using Forecast Prices and Costs
Australia
2015	81,700	81,700
2016	78,438	78,438
2017	21,120	21,120
2018	36,506	36,506
2019	13,747	13,747
Remainder	14,021	14,021
Total for all years undiscounted	245,532	245,532
Canada
2015	166,244	200,656
2016	192,500	269,800
2017	98,904	265,047
2018	55,131	156,202
2019	11,784	25,639
Remainder	9,543	14,173
Total for all years undiscounted	534,106	931,517
France
2015	31,772	67,540
2016	32,483	73,283
2017	10,032	83,687
2018	19,018	52,090
2019	6,395	41,807
Remainder	24,321	24,321
Total for all years undiscounted	124,021	342,728
Germany
2015	653	4,778
2016	6,887	6,887
2017	384	384
2018	65	65
2019	67	67
Remainder	-	(1)
Total for all years undiscounted	8,056	12,180
Ireland
2015	60,029	60,029
2016	9,450	9,450
2017	-	-
2018	-	-
2019	1,882	1,882
Remainder	17,681	17,681
Total for all years undiscounted	89,042	89,042
Netherlands
2015	6,920	7,795
2016	1,871	6,934
2017	416	18,628
2018	28,678	35,767
2019	433	11,479
Remainder	6,575	6,574
Total for all years undiscounted	44,893	87,177
United States
2015	8,190	10,920
2016	-	23,669
2017	-	-
2018	-	-
2019	-	-
Remainder	-	-
Total for all years undiscounted	8,190	34,589

Total Company
2015	355,508	433,418
2016	321,629	468,461
2017	130,856	388,866
2018	139,398	280,630
2019	34,308	94,621
Remainder	72,141	76,769
Total for all years undiscounted	1,053,840	1,742,765

Note:
(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See "Forecast Prices used in Estimates".  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation.  GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion's existing credit facility, equity or debt financing.  It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion's reserves or future net revenue.

CONTINGENT AND PROSPECTIVE RESOURCES

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company's key operating regions with an effective date of December 31, 2014 (the "GLJ 2014 Resources Assessment").

All contingent and prospective resources evaluated in the GLJ 2014 Resources Assessment were deemed economic at the effective date of December 31, 2014.

The estimates of volumes of, and the net present value of the future net revenue attributable to, contingent resources and prospective resources in this news release are derived from the GLJ 2014 Resources Assessment.  The GLJ 2014 Resources Assessment was prepared in accordance with COGEH and NI 51-101 by GLJ, an independent qualified reserve evaluator.

A range of contingent and prospective resources estimates (low, best and high) were prepared by GLJ.  See notes 5 to 8 of following Table 11 in this section for a description of low estimate, best estimate and high estimate.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion's contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future.  The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources.  Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

Prospective Resources

Prospective resources are not, and should not be confused with, petroleum and natural gas reserves. "Prospective resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

There is no certainty that any portion of the prospective resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only.  Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.

Summary information regarding contingent and prospective resources and net present values of future net revenues from contingent and prospective resources are set forth below

Table 10: Company Gross and Net Contingent and Prospective Resources as at December 31, 2014 (1) (2) - Forecast Prices and Costs (3) (4)

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Crude Oil and NGLs	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Australia	17,983	1,350	3,950	6,200	-	1,207	3,046	1,350	3,950	6,200	-	1,207	3,046
Canada	67,168	38,923	109,571	151,394	99,092	215,169	335,029	30,165	83,004	113,008	77,132	165,088	253,483
France	55,890	16,714	32,640	49,379	3,478	12,512	34,866	15,797	30,639	46,388	3,325	11,553	33,074
Germany	-	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	-
Netherlands	157	14	44	1,116	149	264	1,262	14	44	1,116	149	264	1,262
United States	1,855	-	8,482	8,482	-	-	-	-	6,998	6,998	-	-	-
Total	143,053	57,001	154,687	216,571	102,719	229,152	374,203	47,326	124,635	173,710	80,606	178,112	290,865

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Natural Gas	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
Australia	-	-	-	-	-	-	-	-	-	-	-	-	-
Canada	318,446	260,803	772,308	1,055,506	1,031,549	1,869,590	2,475,894	238,734	703,634	952,492	958,760	1,730,748	2,283,476
France	12,457	475	1,330	2,613	-	-	-	449	1,257	2,469	-	-	-
Germany	61,559	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	144,638	6,359	23,842	35,734	-	-	-	6,359	23,842	35,734	-	-	-
Netherlands	84,231	8,704	27,539	47,394	202,035	365,182	680,499	8,704	27,539	47,394	202,035	365,182	680,499
United States	1,645	-	7,300	7,300	-	-	-	-	6,022	6,022	-	-	-
Total	622,976	276,341	832,319	1,148,547	1,233,584	2,234,772	3,156,393	254,246	762,294	1,044,111	1,160,795	2,095,930	2,963,975

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Total Oil Equivalent	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)
Australia	17,983	1,350	3,950	6,200	-	1,207	3,046	1,350	3,950	6,200	-	1,207	3,046
Canada	120,243	82,390	238,290	327,312	271,016	526,767	747,678	69,954	200,276	271,757	236,925	453,546	634,062
France	57,967	16,793	32,862	49,814	3,478	12,512	34,866	15,871	30,849	46,800	3,325	11,553	33,074
Germany	10,260	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	24,106	1,060	3,974	5,956	-	-	-	1,060	3,974	5,956	-	-	-
Netherlands	14,196	1,464	4,634	9,015	33,822	61,128	114,679	1,464	4,634	9,015	33,822	61,128	114,679
United States	2,129	-	9,698	9,698	-	-	-	-	8,001	8,001	-	-	-
Total	246,884	103,057	293,408	407,995	308,316	601,614	900,269	89,699	251,684	347,729	274,072	527,434	784,861

Table 11: Summary of Net Present Value of Future Net Revenues as at December 31, 2014 - Forecast Prices and Costs (3)

Contingent Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (C1) (6)
Australia	53,588	36,337	28,793	24,638	9,903	3,796	1,318	26
Canada	2,095,806	1,211,845	901,127	747,500	1,563,303	873,722	634,037	516,572
France	1,204,380	661,229	474,985	384,557	789,158	410,775	283,929	223,171
Germany	-	-	-	-	-	-	-	-
Ireland	26,010	13,311	8,376	5,846	26,010	13,311	8,376	5,846
Netherlands	30,396	16,766	11,216	8,274	15,020	4,981	1,049	(979)
United States	-	-	-	-	-	-	-	-
Total Low Estimate	3,410,180	1,939,488	1,424,497	1,170,815	2,403,394	1,306,585	928,709	744,636
Best Estimate (C2) (7)
Australia	284,255	200,400	164,163	144,286	103,353	68,354	53,704	45,831
Canada	6,459,393	3,570,683	2,589,387	2,111,760	4,818,494	2,586,094	1,831,852	1,466,556
France	2,360,314	1,292,886	932,442	758,266	1,547,524	807,329	562,967	446,486
Germany	-	-	-	-	-	-	-	-
Ireland	154,048	63,672	39,612	29,455	154,048	63,672	39,612	29,455
Netherlands	148,184	93,040	70,699	58,839	78,990	42,647	28,323	20,855
United States	374,344	181,832	122,734	95,296	243,284	115,575	76,064	57,643
Total Best Estimate	9,780,538	5,402,513	3,919,037	3,197,902	6,945,693	3,683,671	2,592,522	2,066,826
High Estimate (C3) (8)
Australia	553,551	390,331	320,676	282,676	222,157	151,267	121,670	105,741
Canada	9,925,528	5,423,537	3,955,769	3,252,645	7,404,229	3,961,260	2,843,018	2,309,361
France	3,948,744	2,142,264	1,549,595	1,265,979	2,589,524	1,357,470	959,971	771,728
Germany	-	-	-	-	-	-	-	-
Ireland	346,330	128,788	80,411	61,194	346,330	128,788	80,411	61,194
Netherlands	369,732	241,527	189,883	162,531	198,799	118,282	86,830	70,491
United States	374,344	181,832	122,734	95,296	243,284	115,575	76,064	57,643
Total High Estimate	15,518,229	8,508,279	6,219,068	5,120,321	11,004,323	5,832,642	4,167,964	3,376,158

Prospective Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (Pr1) (6)
Australia	-	-	-	-	-	-	-	-
Canada	5,138,207	1,799,192	942,409	596,896	3,827,943	1,216,719	565,019	308,857
France	240,765	108,770	68,603	50,665	149,458	62,138	36,495	25,322
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	1,569,880	707,181	475,734	374,648	840,417	344,972	211,133	153,483
United States	-	-	-	-	-	-	-	-
Total Low Estimate	6,948,852	2,615,143	1,486,746	1,022,209	4,817,818	1,623,829	812,647	487,662
Best Estimate (Pr2) (7)
Australia	115,650	73,506	56,869	48,203	46,695	28,681	21,730	18,160
Canada	15,779,806	6,480,938	3,975,248	2,911,534	11,769,017	4,661,647	2,770,999	1,977,330
France	822,384	388,117	254,918	194,691	533,257	234,616	146,329	107,336
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	3,529,396	1,693,769	1,196,675	975,168	1,904,042	881,861	602,841	479,314
United States	-	-	-	-	-	-	-	-
Total Best Estimate	20,247,236	8,636,330	5,483,710	4,129,596	14,253,011	5,806,805	3,541,899	2,582,140
High Estimate (Pr3) (8)
Australia	356,273	214,338	162,747	136,788	148,981	88,333	66,497	55,578
Canada	28,841,614	11,940,966	7,525,330	5,652,671	21,515,226	8,730,765	5,414,330	4,016,964
France	2,663,885	1,204,684	784,942	600,089	1,745,296	748,687	471,094	351,229
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	7,454,176	3,747,532	2,709,105	2,236,659	4,053,657	2,003,614	1,427,834	1,166,840
United States	-	-	-	-	-	-	-	-
Total High Estimate	39,315,948	17,107,520	11,182,124	8,626,207	27,463,160	11,571,399	7,379,755	5,590,611

Notes:
(1)	The contingent and prospective resource assessments were prepared by GLJ in accordance with the definitions, standards and procedures contained in the COGEH and NI 51-101. Contingent resource is defined in the COGEH as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. See "Presentation of Oil and Gas Reserves and Production Information - Contingent Resources" for the primary contingencies which prevent the classification of the resources as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated, as at a given date, and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein. Prospective resource is defined in the COGEH are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.
(2)	GLJ prepared the estimates of contingent and prospective resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.
(3)	The forecast price and cost assumptions utilized in the year-end 2014 reserves report were also utilized by GLJ in preparing the contingent resource and prospective resource assessments. See "GLJ December 31, 2014 Forecast Prices" in Vermilion's Annual Information Form for the year ended December 31, 2014.
(4)	"Gross" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net" Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Reserves or Contingent Resources or Prospective Resources.
(5)	The net present value of future net revenue attributable to the contingent or prospective resources does not necessarily represent the fair market value of the contingent or prospective resources. Estimated abandonment and reclamation costs have been included in the evaluation.
(6)	Low estimate is considered to be a conservative estimate of the quantity of contingent (C1) or prospective (Pr1) resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those contingent or prospective resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.
(7)	Best estimate is considered to be the best estimate of the quantity of contingent (C2) or prospective (Pr2) resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those contingent or prospective resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.
(8)	High estimate is considered to be an optimistic estimate of the quantity of contingent (C3) or prospective (Pr3) resources that will actually be recovered. It is unlikely that the actual remaining quantities of contingent or prospective resources recovered will meet or exceed the high estimate. Those contingent or prospective resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.

ABOUT VERMILION

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Fund flows from operations and recycle ratio are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Recycle Ratio" means a measure of capital efficiency calculated by dividing the operating netback of production by the cost of adding reserves. "Netbacks" are per boe and per Mcf measures used in operational and capital allocation decisions. After-tax cash flow netbacks are calculated as cash flow from operating activities (determined in accordance with GAAP) expressed on a per boe basis.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Anthony Marino, President & COO;
Curtis W. Hicks, C.A., Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:17e 27-FEB-15